DHI Group, Inc.

6465 South Greenwood Plaza, Suite 400

Centennial, CO 80111

March 11, 2022

Via EDGAR

Ms. Keira Nakada

Mr. Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DHI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 11, 2022 File No. 001-33584

Ladies and Gentlemen:

DHI Group, Inc. (“DHI Group, Inc.” the “Company”, “we”, “us”, or “our”) submits this letter in response to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated March 1, 2022 (the “Comment Letter”). For ease of reference, we have set forth the Staff’s comments included in the Comment Letter in bold font and the Company’s responses below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Non-GAAP Financial Measures, page 46

Comment 1:

Please present net income (loss) margin wherever adjusted EBITDA margin is presented in your Forms 10-K, Forms 10-Q and Item 2.02 Forms 8-K. Also, refer to adjusted EBITDA margin, rather than EBITDA margin, when adjusted EBITDA margin is discussed on page 5 and elsewhere throughout your filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response to Comment 1:

The Company acknowledges the Staff’s comment and confirms that the Company will, in its future filings including earnings releases furnished under Item 2.02 of Form 8-K, present net income (loss) margin wherever adjusted EBITDA margin is presented, consistent with the requirements of Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10

DHI Group, Inc.

of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Additionally, the Company will ensure adjusted EBITDA margin, rather than EBITDA margin, is referenced when adjusted EBITDA margin is discussed throughout our future filings.

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The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

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If you have any questions concerning the above response, please do not hesitate to contact the undersigned at 610-349-7217 or Greg Schippers at 515-978-3736.

Sincerely,

/s/ Kevin Bostick
Kevin Bostick
cc:	Brian P. Campbell, Esq.	Chief Financial Officer
	Chief Legal Officer	(Principal Financial Officer)

Greg Schippers
VP, Finance and Controller

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